

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2026

Ellen G. Cooper
Chief Executive Officer
Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA 19087

> **Re: Lincoln National Corporation**
> **Registration Statement on Form S-4**
> **Filed February 20, 2026**
> **File No. 333-293625**

Dear Ellen G. Cooper:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Nick Demmo, Esq.